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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Eric	Atallah

Al Pavot

Jane Park

Laura Crotty

Re:	Neumora Therapeutics, Inc.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Confidentially submitted on May 2, 2022

CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 5”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”), Amendment No. 2 to the Draft Submission confidentially submitted by the Company to the Commission on February 11, 2022 (“Submission No. 3”) and Amendment No. 3 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2022 (“Submission No. 4”). Submission No. 5 has been revised to reflect the Company’s responses to the comment letter to Submission No. 4 dated May 16, 2022 from the staff of the Commission (the “Staff”).

June 10, 2022

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Our Precision Neuroscience Pipeline, page 5

1.

We acknowledge the revisions to your pipeline table here and elsewhere in the prospectus, including the deletion of the label for your discovery programs. Please explain the significance of the gray line separating the last three rows of the pipeline table from your other neuropsychiatry programs.

Response: In response to the Staff’s comment, the Company has revised pages 5, 95, 124 and 135 of the Registration Statement to indicate that the last three rows represent the Company’s neurodegeneration programs.

Results of preclinical studies or clinical trials of any product candidates..., page 32

2.

We refer to your disclosure that recent findings related to your preclinical GRIN2B program raised potential safety issues that led to the termination of such program. Please expand your disclosure of such findings that led to the termination of such program. Please also advise whether such safety issues impact any of your other preclinical programs, such as your GRIN2A positive allosteric modulator program.

Response: In response to the Staff’s comment, the Company has revised page 32 of the Registration Statement.

Recent Acquisition of Assets

Alairion, Inc., page 98

3.

We note your disclosure on pages 17, 24, 99 and elsewhere in the prospectus that you paused the active program acquired from Alairion indefinitely based on pre-IND feedback received from the FDA. Please expand your disclosure of the feedback received from the FDA and the active program acquired from Alairion, including whether such program is related to any of your product candidates.

Response: In response to the Staff’s comment, the Company has revised pages 17, 24 and 99 of the Registration Statement.

NMRA-511, page 137

4.

We note your disclosure on page 138 that you completed a Phase 1a clinical trial in February 2021 and quantitative EEG analysis suggested potential proof of mechanism. Please revise your characterization of the clinical trial to discuss the data rather than drawing conclusions from the results.

Response: In response to the Staff’s comment, the Company has revised page 141 of the Registration Statement.

June10, 2022

NMRA-M4R, page 138

5.

We refer to your disclosure on page 139 relating to a Phase 2 clinical trial of a M1/M4- preferring muscarinic agonist and a positive Phase 1b clinical trial of a M4 receptor positive allosteric modulator. Please expand your disclosure to clarify the scope and design of such trials, including who conducted the trials.

Response: In response to the Staff’s comment, the Company has revised page 142 of the Registration Statement.

NMRA-GRIN2A, page 140

6.

We note your disclosure that you have identified lead molecules in a series of GRIN2A positive allosteric modulators that have demonstrated target engagement in animal models. Please expand your disclosure of the preclinical research you have conducted to date, including the scope, design and the data observed from such animal models.

Response: In response to the Staff’s comment, the Company has revised page 143 of the Registration Statement.

* * *

June 10, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.

Tamara L. Tompkins, Neumora Therapeutics, Inc.

Phillip S. Stoup, Latham & Watkins LLP Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

Denny Won, Cooley LLP